SCHEDULE 13D
Under the Securities Exchange Act of 1934
RISE GOLD CORP.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
76760R100
(CUSIP Number)
John Proust
Southern Arc Minerals Inc.
Suite 650, 669 Howe Street
Vancouver, British Columbia V6C 0B4 Canada
(778) 725-1490
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 18, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.'
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 76760R100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Southern Arc Minerals Inc. ("Southern Arc")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 common shares

	8	SHARED VOTING POWER
40,000,000 common shares

	9	SOLE DISPOSITIVE POWER
0 common shares

	10	SHARED DISPOSITIVE POWER
40,000,000 common shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,000,000 common shares, which includes 20,000,000 unexercised warrants

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.3889%*
*The percentages used herein are calculated based upon 116,105,982 outstanding shares of the Issuer as of April 18, 2018, plus 20,000,000 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
CUSIP No. 76760R100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Proust ("Proust")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,200,000 common shares

	8	SHARED VOTING POWER
40,000,000 common shares

	9	SOLE DISPOSITIVE POWER
1,200,000 common shares

	10	SHARED DISPOSITIVE POWER
40,000,000 common shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,200,000 common shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0060%*
* The percentages used herein are calculated based upon 116,105,982 outstanding shares of the Issuer as of April 18, 2018, plus 20,000,000 common shares in aggregate underlying warrants and 1,200,000 common shares in aggregate underlying options which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
CUSIP NO. 76760R100
Item 1.  Security and Issuer.
- ------   -------------------
Rise Gold Corp. ("Issuer")
Suite 488, 1090 West Georgia Street
 Vancouver, British Columbia V6E 3V7 Canada
Common shares, $0.001 par value

Item 2.  Identity and Background.
- ------   -----------------------
(a)	Southern Arc Minerals Inc.
(b)	Business address: Suite 650, 699 Howe Street, Vancouver, British Columbia V6C 0B4 Canada
(c)	Present occupation: Mineral exploration
(d)	Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which Southern Arc or Proust were convicted.
(e)
Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which Southern Arc or Proust were parties and were or are subject to a judgment, decree or final order.

(f)	Citizenship: British Columbia, Canada / Canada
Item 3.  Source and Amount of Funds or Other Consideration.
- ------    ------------------------------------------------
WC & OO – See Item 4 and Item 5

SCHEDULE 13D
CUSIP NO. 76760R100
Item 4.  Purpose of Transaction.
- ------    ----------------------
On April 18, 2018, Southern Arc acquired 20,000,000 units of common shares and warrants of the Issuer in connection with the Issuer's private placement offering. having a purchase price of Cdn$0.10 per unit.  Each warrant may be exercised at Cdn$0.15 through April 18, 2021.
On April 18, 2018, Proust was appointed as a director of the Issuer.
On April 19, 2018, the Issuer granted Proust 1,200,000 options exercisable for the purchase of common shares at Cnd$0.12 per share through April 19, 2023.
Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------
20,000,000 common shares held directly by Southern Arc
20,000,000 common share purchase warrants held directly by Southern Arc
1,200,000 common share options held directly by Proust
Total:  41,200,000
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
 - ------   ------------------------------------
None
Item 7. Materials to be Filed as Exhibits.
 - ------   ------------------------------------
Signed: April 30, 2018

SOUTHERN ARC MINERALS INC

 By:  /s/ John Proust
          John Proust, Chief Executive Officer

/s/ John Proust
  John Proust